Exhibit 99.1

Equity Transfer Agreement

between

AGM Technology Limited

and

Huai’an Qiguangdian Network Technology Co., Ltd.

on

AGM Tianjin Construction Development Co., Ltd.

Beijing AnGaoMeng Technology Service Co., Ltd.

July 28, 2025

Equity Transfer Agreement

This Equity Transfer Agreement (this “Agreement”) is entered into in Tianjin, the People’s Republic of China (“China”, for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region, and Taiwan), on July 28, 2025 (the “Signing Date”) by and among the following parties:

1.	AGM Tianjin Construction Development Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of China, with its registered address at Room 31096, Doors 3 and 4, Building 1, Haigang Entrepreneurship Park, Lingang Economic Zone, Binhai New Area, Tianjin, China (“AGM Tianjin”);

2.	Beijing AnGaoMeng Technology Service Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of China, and a wholly-owned domestic subsidiary of AGM Tianjin, with its registered address at Room 3109, 1st Floor, Zone C, No. 205, Dongxiaojing Industrial Park, Dongba Township, Chaoyang District, Beijing, China (“AGM Beijing”);

AGM Tianjin and AGM Beijing are hereinafter collectively referred to as the “Target Companies.”

3.	AGM Technology Limited a private company limited by shares duly incorporated and validly existing under the laws of Hong Kong, with its registered address at Room 1201, 12/F., Connaught Commercial Building, 185 Wanchai Road, Wan Chai, Hong Kong (the “Transferor”);

4.	Huai’an Qiguangdian Network Technology Co., Ltd. A limited liability company duly incorporated and existing under the laws of China, with its registered address at 218-14 Jiefang West Road, Qingjiangpu District, Huai’an City, China. (the “Transferee”).

Each of the above parties is referred to individually as a “Party” and collectively as the “Parties.”

Recitals:

1.	As of the Signing Date, AGM Tianjin has a registered capital of RMB One Million (RMB1,000,000), and AGM Beijing has a registered capital of RMB Five Million (RMB 5,000,000). AGM Beijing is a wholly-owned domestic subsidiary of AGM Tianjin. The equity structure of the Target Companies is set forth in Part I of Annex I to this Agreement. The Transferor directly holds 100% of the equity interest in AGM Tianjin, and indirectly holds 100% of the equity interest in AGM Beijing, corresponding respectively to the registered capital of RMB One Million (RMB 1,000,000) in AGM Tianjin and RMB Five Million (RMB 5,000,000) in AGM Beijing (together, the “Transferred Equity”).

2.	The Transferor agrees to sell, and the Transferee agrees to purchase, the Transferred Equity under the terms and conditions set forth in this Agreement.

3.	As of the Closing Date (as defined in Article 3.1), the Transferee shall directly hold 100% of the equity interests in the Target Companies.

Therefore, in consideration of the foregoing and the mutual covenants contained herein, the Parties hereby agree as follows:

Article 1 Definitions and Interpretation

1.1	Unless otherwise provided in the context of this Agreement, the following terms shall have the meanings set forth below:

1.1.1	Transaction: means the transaction contemplated under this Agreement, including but not limited to the transaction set forth in Article 2 of this Agreement.

1.1.2	Obligors: (i) prior to the Closing, refers to the Target Companies and the Transferor, individually and collectively; and (ii) after the Closing, refers to the Transferor only (for the avoidance of doubt, the Target Companies shall cease to be Obligors upon the occurrence of the Closing).

1.1.3	Transaction Documents: means this Agreement, the documents specified herein, and any other documents relating to the Transaction.

1.1.4	Closing Date: means the date on which both of the following conditions are satisfied: (i) the Transfer Consideration has been paid in full, and (ii) the registration of the industrial and commercial changes of the Target Companies has been completed in accordance with this Agreement.

1.1.5	Affiliate: for purposes of this Agreement, in relation to any person or entity, means any company, partnership, joint venture, or other entity or individual that directly or indirectly controls, is controlled by, or is under common control with such person or entity. In relation to any individual, “Affiliate” also includes the individual’s immediate family members, including spouse, parents, grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses. For the purposes of this Agreement, the Transferee and its Affiliates shall not be deemed Affiliates of the Target Companies or the Transferor.

1.1.6	Control: in relation to any person or entity, means the power (whether exercised or not) to direct or cause the direction of the management, operations, policies, or affairs of such entity, whether through the ownership of shares or voting securities, by contract, trust arrangement, or otherwise, including but not limited to: (i) directly or indirectly owning 50% or more of the issued shares or equity interests of such entity; (ii) directly or indirectly holding 50% or more of the voting rights of such entity; (iii) directly or indirectly having the right to appoint a majority of the members of the board of directors or similar governing body of such entity; or (iv) otherwise having the ability to direct or materially influence the management or policies of such entity. “Controlled” and “under common control” shall have correlative meanings.

1.1.7	Market Supervision Authority: means the State Administration for Market Regulation of China and its local branches.

1.1.8	Encumbrance: means any mortgage, pledge, lien (including without limitation tax liens, right of rescission, and rights of subrogation), lease, license, option, restriction, right of first refusal, preemptive right, liability, priority arrangement, third-party rights or interests, restrictive covenant, condition, or any other restriction of any kind (including but not limited to any restriction on use, voting, transfer, entitlement to income, or any other aspect of ownership), or any form of security interest or arrangement having similar effect.

1.1.9	Liabilities: means all debts, liabilities, and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undetermined, including but not limited to liabilities under any law, claim, or governmental order, or liabilities arising under any contract, agreement, promise, or undertaking.

1.1.10	Intellectual Property: means, to the extent existing worldwide and whether protected, created, or arising under the laws of China, other jurisdictions, or international treaties, all rights in connection with or arising from:

(i)	all inventions, utility models, designs (whether or not patentable), and improvements thereto, including patents, patent applications, and published patent disclosures;
(ii)	all registered trademarks, trademark applications, brands, trade dress, logos, service marks, trade names, company names, and translations thereof;
(iii)	all copyrightable works (whether or not registered), copyright registrations and applications;
(iv)	all computer software and systems (including data and documentation therein), and all improvements and upgrades thereto (excluding commercially available office software);
(v)	all other proprietary rights (including domain names, proprietary know-how, and production processes);
(vi)	confidential information and trade secrets;
(vii)	any similar rights under applicable law relating to the foregoing items (i)-(vi), whether registered or unregistered; and
(viii)	all copies and tangible embodiments of the foregoing, in any form and by any means.

1.1.11	Material Adverse Effect: means (i) the commencement of bankruptcy, liquidation, dissolution, restructuring, debt reorganization, or sale of substantial assets by the Target Companies, or (ii) any condition, change, or event, whether individually or collectively, directly or indirectly, that (A) has or may reasonably be expected to have a material adverse effect on the existence, assets, liabilities (including contingent liabilities), or financial condition of the Target Companies, or (B) has or may reasonably be expected to have a material adverse effect on the validity, binding effect, or performance of any Transaction Document.

1.1.12	Tax: means any and all taxes, charges, duties, levies, tariffs, or fees imposed by any Governmental Authority, together with any interest, penalties, surcharges, or additions related thereto, including but not limited to taxes or charges on income, franchises, capital gains, gross receipts, property, sales, use, payroll, employment, social security, unemployment, or net worth; consumption and use taxes, withholding taxes, transfer taxes, value-added taxes, or profit taxes; license, registration, or documentation fees; and any customs duties or similar governmental charges.

1.1.13	Governmental Authority: means any national, international, supranational, federal, state, provincial, municipal, or other governmental, regulatory, or administrative authority, department, agency, commission, or court, tribunal, or judicial or arbitral body of China or any other jurisdiction.

1.1.14	PRC Laws: means all applicable laws, administrative regulations, rules, provisions, policy documents, local governmental regulations or decisions, and other binding instruments effective in China from time to time.

1.1.15	Business Day: means any day other than a Saturday, Sunday, or public holiday or other day on which commercial banks are authorized or required to be closed in China.

1.1.16	Calendar Day: means any day of the calendar, including Saturdays, Sundays, and any public holidays or other days on which banks are authorized or required to be closed in China.

1.1.17	RMB: means Renminbi, the lawful currency of China.

1.1.18	USD: means United States Dollars, the lawful currency of the United States of America.

1.2	Interpretation Principles

Unless otherwise stated in the context of this Agreement:

1.2.1	References to Articles, Appendices, Annexes, Recitals, or Schedules refer to those of this Agreement and shall be deemed an integral part of this Agreement;

1.2.2	The headings of this Agreement are for convenience only and shall not affect the interpretation of this Agreement;

1.2.3	The term “including” shall be deemed to be followed by the words “without limitation”;

1.2.4	References to any law defined or referred to in this Agreement or in any document referred to herein shall include such law as amended, modified, supplemented, or replaced from time to time;

1.2.5	References to any agreement, instrument, or document shall mean such agreement, instrument, or document as amended, supplemented, or modified from time to time;

1.2.6	References to any party shall include such party’s permitted successors and assigns; references to any company shall include its branches;

1.2.7	The term “Target Companies” refers collectively to AGM Tianjin, AGM Beijing, and any of their branches;

1.2.8	The term “Transferred Equity” refers collectively to all equity interests in AGM Tianjin, AGM Beijing, and any of their branches;

1.2.9	The expressions “under this Agreement,” “hereunder,” “herein,” and similar terms refer to the entire Agreement and not any particular clause thereof;

1.2.10	Where any obligation or liability of the Obligors is mentioned, such obligation or liability shall be joint and several among them.

Article 2 Transfer of the Equity Interest

2.1	Part I of Appendix I to this Agreement accurately reflects the equity structure of the Target Companies and the equity interest held by the Transferor in the Target Companies as of the Signing Date. The Transferor confirms that it has no objections or disputes with respect to such equity structure.

2.2	The Transferor agrees to sell to the Transferee, and the Transferee agrees to purchase from the Transferor, on the Closing Date and in accordance with the terms and conditions of this Agreement, the relevant Equity Interests, being 100% of the equity interests of the Target Companies.

2.3	The Transferor confirms and agrees that the Equity Interests to be transferred by the Transferor to the Transferee are free and clear of any Encumbrances. The Transferee shall, as of the Closing Date, acquire full title, ownership, and rights in and to the Equity Interests, including but not limited to ownership and all rights and benefits arising from or related to such ownership.

2.4	The Transferor confirms, agrees, and shall ensure that no third party shall exercise any pre-emptive rights or any other rights that may affect the consummation of the Transaction under this Agreement.

2.5	As of the Closing Date, the equity structure of the Target Companies shall be as set forth in Part II of Appendix I to this Agreement, and the Transferee shall become the sole and legal shareholder holding 100% of the equity interests of the Target Companies, thereby enjoying all relevant shareholder rights and assuming all corresponding shareholder obligations. The Transferor shall ensure that the Transferee and/or its Affiliates obtain actual control over the Target Companies as of the Closing Date.

Article 3 Transfer Consideration

3.1	Consideration for the Transfer

3.1.1	Subject to the terms and conditions of this Agreement, as consideration for the Transferee’s purchase of the Equity Interests held by the Transferor, the Transferee shall pay to the Transferor and/or its designated entities (collectively, the “Transferor Designee(s)”) an amount of USD Five Thousand Only (US$5,000.00) (the “Transfer Price”).

3.1.2	The Parties acknowledge that, as reflected in the financial statements as of June 30, 2025, the consolidated book value of net assets of AGM Tianjin (on a consolidated basis, including AGM Beijing) is approximately RMB Twenty-Three Thousand Eight Hundred Ten(RMB 23,810).

3.1.3	The Parties further confirm, acknowledge, and agree that the payment by the Transferee to the Transferor Designee(s) of USD Five Thousand Only (US$5,000.00) shall constitute full and complete consideration for the transfer of the Equity Interests and shall fully satisfy any and all payment obligations of the Transferee in connection with its purchase of the Equity Interests under this Agreement.

3.1.4	The Transferee shall pay the full Transfer Price, being USD Five Thousand Only (US$5,000.00), to the Transferor Designee(s) within fifteen (15) Business Days from the Signing Date of this Agreement (the “Signing Date”). The Transferor and the Target Companies shall cooperate with the Transferee to complete the registration of the change of shareholders with the relevant Market Supervision Authority. The Transfer Price shall be paid after all the closing conditions specified in Section 7.1 of this Agreement (the “Closing Conditions”) have been satisfied (or waived in writing by the Transferee). The “Closing Date” shall be the date on which both of the following conditions are met: (i) the Transfer Price has been fully paid, and (ii) the change of shareholder registration with respect to the Target Companies has been completed.

3.1.5	The Parties agree that the completion of the Closing shall not be affected by the above payment arrangement for the Transfer Price or any other written arrangement agreed upon by the Parties, provided that such arrangement is timely performed in accordance with the terms agreed upon by the Parties.

3.2	Taxes and Fees

3.2.1	Each Party shall bear any and all taxes and fees that it is required to pay in connection with the transaction contemplated under this Agreement in accordance with applicable laws (for the avoidance of doubt, all taxes and fees arising from the Transaction shall be borne by the Transferee). In the event that the Transferor is required under applicable laws and regulations to withhold and remit any taxes on behalf of the Transferee, the Transferee shall unconditionally cooperate with the Transferor to fulfill such withholding obligations. Except for taxes and fees, each Party shall bear its own expenses incurred in connection with the Transaction, including but not limited to fees for legal counsel, accountants, financial advisors, and other consultants.

3.2.2	If the Transferee fails to fully and timely pay any taxes in connection with the Transaction as required under applicable PRC laws or by the competent tax authorities, the Transferee shall bear any and all resulting penalties, late payment interests, fines, or other liabilities. The Transferor shall be entitled to pursue the relevant party’s liability for breach and seek compensation in accordance with Article 8 of this Agreement.

Article 4 Delivery

4.1	Document Preparation and Delivery on the Closing Date

4.1.1	The “Closing Date” as referred to in this Agreement shall be the date on which both of the following conditions are satisfied:(i) payment of the Transfer Consideration as stipulated in Article 3.1.4 of this Agreement; and(ii) completion of the business registration change with respect to the Target Companies.

4.1.2	Prior to the Closing Date, the Transferor shall cause the legal representative, directors, and employees of the Target Companies to duly sign, prepare, and deliver to the Transferee all documents evidencing satisfaction of the closing conditions specified in Article 7.1 of this Agreement. These documents shall include, but are not limited to, any consents and resolutions required to be signed by the Transferor and/or the Target Companies, as well as by the legal representative, directors, or employees of the Target Companies, in connection with the consummation of the Transaction. This also includes any additional documents required by the relevant market supervision authorities or other governmental bodies for the completion of the Transaction.

4.2	Management Handover Preparation. The Parties agree that, following the execution of this Agreement, the Transferor shall be responsible for organizing the relevant personnel to prepare for the handover of the Target Companies. The Parties further agree that, after the Signing Date, the Transferor shall allow the Transferee to designate personnel to visit the Target Companies to gain familiarity with the management, financials, and assets of the Target Companies in preparation for the transition. The Transferor shall be responsible for accounting treatment and tax filings prior to the Closing Date, while the Transferee shall assume such responsibilities after the Closing Date.

4.3	On-Site Handover. The Parties agree that, on the Closing Date, the Transferee shall designate a representative to conduct an on-site handover with a representative designated by the Transferor at the Target Companies’ premises or another location mutually agreed upon. Upon receipt of the relevant assets, documents, and records of the Target Companies as described herein, the Transferee’s representative shall sign a written acknowledgment confirming the handover. The items to be handed over include but are not limited to:

4.3.1	Licenses and Permits: Original copies of the Target Companies’ business licenses (original and duplicate) and all other licenses, permits, approvals, and certificates issued by government authorities since their establishment, along with a list detailing such information, including license name, registration number, issuance date, validity period, annual inspection records, regulatory platform links, and login credentials.

4.3.2	Company Seals:Including but not limited to the company seal, contract seal, financial seal, legal representative’s signature seal, and any other seals.

4.3.3	Organizational Documents:Including but not limited to the Target Companies’ Articles of Association, shareholder registers, capital contribution certificates, filed registration documents with the registration authority, minutes/resolutions of shareholders’ meetings (or shareholder decisions), board of directors’ meetings (or executive director decisions), and supervisory board meetings (or supervisor decisions), all in original form.

4.3.4	Financial and Tax Materials:All financial and tax-related documents of the Target Companies since their establishment, including but not limited to original accounting vouchers, ledgers, bank accounts (including passwords or keys), U-shields and related access credentials, invoices, financial statements, account opening permits, and original tax filings.

4.3.5	Assets (if any):All tangible and intangible assets owned or used by the Target Companies, and materials and documents related to intellectual property rights, including but not limited to hardware, office equipment, original lease agreements, access credentials for leased premises, and certificates related to intellectual property.

4.3.6	Contracts (if any):Original copies of all contracts, agreements, commitments, declarations, applications, and other legal documents to which the Target Companies are a party.

4.3.7	Any other assets, materials, and files relating to the Target Companies.

4.4	Change of Bank Account Signatories. On the Closing Date, the Transferor shall, at the request of the Transferee, apply to the relevant banks to change the specimen seal(s) for all bank accounts of the Target Companies to those designated by the Transferee.

Article 5 Representations and Warranties

5.1	From the date of execution of this Agreement (inclusive) to the Closing Date (inclusive), each of the Covenanting Parties, jointly and severally, hereby makes the following representations and warranties to the Transferee and acknowledges that the Transferee has relied upon the truthfulness, accuracy, and completeness of these representations and warranties in entering into this Agreement and the other Transaction Documents. Should any of these representations or warranties be breached, the Covenanting Parties shall bear joint and several liability to compensate the Transferee for any and all losses suffered as a result, in accordance with this Agreement:

The Transferor has disclosed all of its debts, accounts payable, and potential liabilities to the Transferee. Any undisclosed debts or payables arising after the Closing Date shall be borne by the Transferor.

5.1.1	Legal Incorporation. The Target Companies are limited liability companies legally incorporated and validly existing under the laws of the People’s Republic of China, and maintain sound credit standing.

5.1.2	Legal Ownership of Subject Equity. The Covenanting Parties have full civil capacity and legal authority under PRC law to enter into this Agreement and any other Transaction Documents to which they are a party, and to perform their obligations thereunder. Appendix I to this Agreement accurately and completely reflects the equity structure of the Target Companies from the Signing Date to immediately prior to the Closing, and the Transferor acknowledges that there are no disputes regarding its ownership percentage as stated in Appendix I.The Transferor has subscribed and fully paid for RMB One Million (RMB1,000,000) of registered capital in AGM Tianjin; AGM Tianjin has subscribed and fully paid for RMB Five Million (RMB5,000,000) of registered capital in AGM Beijing. The Transferee acknowledges and has no objections to these capital contributions. The Target Companies have no overdue capital contributions, false capital injections, or capital withdrawals. The actual capital contributions and the funds in the companies’ accounts are from legal and legitimate sources.All historical equity transfers of the Target Companies have been conducted in compliance with applicable laws, including proper approvals, resolutions, notifications, registrations, and filings. The corresponding consideration for each historical transfer has been fully paid in accordance with the relevant contracts. The equity of the Target Companies is free of any existing or potential disputes, claims, litigation, arbitration, enforcement, or other administrative or legal proceedings.No shareholder of the Target Companies has ever issued or promised to issue any rights or interests other than shareholder equity to any person, including but not limited to shares, bonds, preemptive rights, stock options, convertible securities, equity incentives, or other similar rights or interests that could obligate the Target Companies or their shareholders to issue additional equity or capital.The equity of the Target Companies is not subject to any nominee holdings or similar arrangements, nor is it encumbered by any pledges, mortgages, or other security interests, or any form of encumbrance (including conditional sales, title retention arrangements, finance leases, security agreements, indemnity arrangements, etc.), or any third-party rights or claims (including but not limited to any options, conversion rights, or preferential rights). The Transferor has full legal right to transfer the equity it holds in the Target Companies.

5.1.3	No Impediments. There are no circumstances that may cause delay, restriction, or obstruction to the performance of any obligations by the Covenanting Parties under the Transaction Documents. The Target Companies do not hold any state-owned assets and are not subject to any statutory requirement under PRC law to conduct a state-owned asset valuation or obtain approval for the disposal of state-owned assets in connection with the consummation of this Transaction.

5.1.4	Valid Authorization. The Covenanting Parties have validly executed this Agreement and the other Transaction Documents to which they are a party. All necessary internal and external approvals, consents, and authorizations (including those from the Target Companies) for the execution, delivery, and performance of the Transaction Documents have been duly obtained. The Covenanting Parties have the legal right and authority to enter into and perform the Transaction Documents, and their obligations under such documents are lawful, valid, and enforceable.

5.1.5	No Conflicts. The execution, delivery, and performance by the Covenanting Parties of this Agreement and other Transaction Documents do not and will not:(i) violate any applicable PRC law;(ii) violate the Articles of Association or other organizational documents of the Target Companies or the Covenanting Parties;(iii) contravene any binding court judgment, decision, arbitral award, administrative ruling, or order;(iv) breach any contract, agreement, or other legal instrument to which the Covenanting Parties are a party or by which they or their assets are bound; or(v) give any third party the right to assert any claim or right against the Covenanting Parties.

5.1.6	No Guarantees. The Target Companies have not acted as guarantor, indemnitor, surety, or obligor for any obligations of the Transferor or any third party, nor have they provided any form of security or guarantee in relation to any such obligations.

5.1.7	Permits and Approvals. The Target Companies have never engaged in any foreign investment–restricted or prohibited business, nor have they conducted any business operations without obtaining necessary approvals. The Target Companies have obtained all required or appropriate approvals, licenses, and permits for their business scope as registered with the business license. Each of these approvals or licenses is valid and effective, and the Target Companies have passed all annual inspections and other regulatory requirements. There are no circumstances that may lead to suspension, revocation, cancellation, non-renewal, expiration, or limitation of such approvals or licenses.

5.1.8	Equity Investments and Branches. AGM Tianjin directly holds 100% of the equity of AGM Beijing, and both are included in the scope of management and handover to the Transferee. Other equity investments and branch offices under the scope of handover are listed in Part III of Appendix I of this Agreement.

5.1.9	Financial Information.The Covenanting Parties have provided the Transferee with financial statements, reports, and documents of the Target Companies from their establishment through June 30, 2025 (the “Financial Reporting Date”) (collectively, the “Financial Reports”). The Financial Reports reflect all material financial information and present a true and fair view of the assets, liabilities, financial condition, profits, and losses of the Target Companies as of the respective dates and for the relevant periods. The financial information is complete, accurate, and not misleading. The Target Companies have no unrecorded funds, assets, or liabilities, no off-book expenditures, and all funds collected and used by the companies have been fully and appropriately reflected in the Financial Reports.

5.1.10	No Encumbrances.There is no order, request, application, decision, ruling, resolution, or other action requiring the Target Company to dissolve, declare bankruptcy, cease operations, undergo liquidation, or any similar circumstance, nor is there any encumbrance over the assets of the Target Company..

5.1.11	Taxes and Fees. The Target Companies have complied with all applicable tax laws and have accurately, completely, and timely reported all taxable income and paid all due taxes and fees in full. They have also fulfilled all statutory obligations to withhold and remit taxes as required under applicable PRC law. There are no outstanding tax or fee liabilities, nor any penalties for violations of tax laws or regulations.The Target Companies have made appropriate provisions for taxes in their financial statements in accordance with Chinese accounting standards. As of the Financial Reporting Date, all tax-related liabilities are fully covered. The Target Companies have not received any demands or notices from tax authorities or other competent authorities for back payments, audits, or reviews of tax filings. There are no pending audits, procedures, investigations, disputes, or claims, nor any circumstances that could lead to claims or enforcement actions by tax authorities or other competent entities.

5.1.12	Tangible Assets. The Covenanter has truthfully, accurately, and fully disclosed to the Transferee all tangible assets owned by or to which the Target Company is entitled to use as of the Signing Date. The Target Company is the lawful owner and rightful user of such tangible assets and is capable of independently operating and managing such assets. The tangible assets are not subject to any encumbrances and are in good and operable condition, except for normal wear and tear. The Target Company’s use of the tangible assets in its operations complies with PRC laws and does not infringe upon the rights or interests of any third party.

5.1.13	Real Property. The Covenanter has truthfully, accurately, and fully disclosed to the Transferee all real property owned by or to which the Target Company is entitled to use as of the Signing Date (including but not limited to office premises). The Target Company has the legal right to occupy, own, or lease such real property. The Target Company’s use of such real property in its operations complies with PRC laws and does not infringe upon the rights or interests of any third party.

5.1.14	Intangible Assets. The Covenanter has truthfully, accurately, and fully disclosed to the Transferee all intangible assets owned by or to which the Target Company is entitled to use as of the Signing Date. The Target Company is the lawful owner or rightful user of such intangible assets, all of which are valid and enforceable in accordance with applicable laws. There are no circumstances that may render any such intangible assets invalid or unenforceable, and such intangible assets are free of any encumbrances. The Target Company’s ownership and/or use of such intangible assets has not and does not infringe upon the intellectual property rights or other legal rights of any third party, and all necessary registration or filing procedures required by law have been duly completed.

5.1.15	Executory Contracts. The Covenanter has truthfully, accurately, and fully disclosed to the Transferee all contracts entered into between the Target Company and any of its suppliers, customers, other business partners, the Transferor, or any of its affiliates, which are valid as of the Signing Date or have not yet been fully performed as of the Signing Date (collectively, the “Executory Contracts”). All Executory Contracts are legal, valid, binding, and enforceable against the parties thereto.

5.1.16	Employment Matters.The Covenanter has truthfully, accurately, and fully disclosed to the Transferee the names, employers, departments, dates of employment, and the status of written labor contract execution of all employees of the Target Company who have employment relationships with the Target Company as of the Signing Date. The Target Company has registered for social insurance and housing provident fund in accordance with PRC laws. The Target Company is not in violation of any applicable labor laws in the PRC, including but not limited to those relating to labor contracts, wages, tax withholding and payment on behalf of employees, working hours, social insurance, and housing provident fund contributions. The Target Company does not have any outstanding obligations to pay severance, compensation, or other similar employment-related payments in connection with the termination or cessation of employment. There are no labor disputes or controversies, whether actual or potential, between the Target Company and its current or former employees.

5.1.17	Related Party Transactions. There are no related party transactions between the Target Company and any of its shareholders, directors, senior management personnel, employees, or their respective affiliates. Any related party transactions (if any) of the Target Company have been conducted at arm’s length and at fair market value, and there has been no transfer of benefits or other conduct detrimental to the interests of the Target Company.

5.1.18	Legal and Administrative Proceedings. Except for litigation matters that can be publicly accessed through platforms such as the China Enforcement Information Disclosure Website, as of the Signing Date, there are no other lawsuits, arbitrations, administrative investigations, administrative penalties, enforcement actions, or other legal or administrative proceedings or claims pending or existing against or affecting the Target Company, its assets, rights, licenses, operations, or business.

5.1.19	Compliance with Laws. The Target Company has, in all respects, fully complied with all applicable PRC laws and, if applicable, laws of other jurisdictions, with respect to its business operations, activities, and its ownership, management, and use of any of its assets or properties. No event, circumstance, or situation has occurred which, based on reasonable expectation, may constitute or directly/indirectly lead to a violation of any such laws.

5.1.20	Anti-Corruption. Neither the Transferor, the Target Company, nor any of their employees, directors, representatives, or agents has engaged in or been involved in any activities prohibited under any applicable anti-bribery, anti-corruption, anti-money laundering, anti-fraud, anti-terrorism, economic sanctions, or anti-boycott laws, regulations, rules, or ordinances of the PRC or any other jurisdictions (collectively, “Anti-Corruption Laws”), or any other legally binding measures related thereto.

5.1.21	Non-existing Brokerage Agent. The Target Company has not hired any investment bank, financial adviser, broker or other intermediary agency that may charge commission for the transaction under this Agreement or assumed the obligation to pay commission to such agency.

5.1.22	Information disclosure. The commitment party has truthfully, completely and accurately disclosed to the transferee: (i) All information, documents and materials required by the transferee, as well as information, documents and materials that are or may be substantially related to the performance of this agreement by any commitment party; (ii) Information, documents and materials that have or may have a substantial impact on the transferee’s willingness to sign this agreement or perform the proposed transaction under this agreement. All documents, materials and information provided by the commitment party to the transferee before and after the signing of this agreement are true, accurate, omission-free and misleading in all important aspects, and there are no matters that should be disclosed but are delayed in disclosure, which may have a significant adverse impact on the target company or may have a significant impact on the transferee’s decision to conduct the proposed transaction under this agreement.

5.2	From the signing date of this agreement (including the signing date of this agreement) to the delivery date (including the delivery date), each party to this agreement respectively makes the following representations and guarantees to the other party:

5.2.1	Effectively survive. It is a legal entity legally established and validly existing under the laws of China.

5.2.2	Authorization; Effectiveness. It has effectively signed this Agreement and other transaction documents to which it is a party. It has obtained all necessary authorization, permission and approval (including but not limited to its internal authorization) for its signing, delivery and performance of the above-mentioned documents and performance of its rights and obligations. It can legally conclude this Agreement, other transaction documents to which it is a party and perform its obligations under the transaction documents. Its obligations and responsibilities under this Agreement and other transaction documents are legal, effective and enforceable.

5.2.3	No conflict. Its signing, delivery and performance of this Agreement, other transaction documents to which it is a party and its rights and obligations under the transaction documents will not violate the laws of China; Will not violate its articles of association or other organizational documents; It will not violate the court judgment, ruling, arbitral tribunal ruling, administrative decision or order that is binding or applicable to it.

5.3	Existence of representations and warranties. Any representations and warranties under this agreement and submitted under this agreement shall remain valid after signing this agreement and completing the transfer of the underlying equity under this agreement.

Article 6 Commitment of the Promisor and the Transferee

6.1	The commitment party promises. With regard to the following commitments involving the behavior of the target company, the commitment party makes the following commitments.

6.1.1	Transitional obligations. From the signing date to the delivery date, without the prior written consent of the transferee, the target company shall not, and other promising parties shall urge the target company not to:

(1)	Increase or decrease the registered capital of the target company, transfer the equity of the target company, or establish or allow the establishment of any rights burden on any part of the equity of the target company;

(2)	Merge, merge or be merged by any third party, or purchase any assets, or invest in any entity;

(3)	Revise the articles of association of the target company (except as expressly stipulated in the transaction documents);

(4)	Change any accounting method or accounting practice or system of the target company, except the changes required by the applicable accounting standards;

(5)	Enter into any contract, amend or adjust the terms of any existing contract, or agree to terminate any existing contract;

(6)	Providing loans to third parties or providing guarantees for the debts of any third party;

(7)	Initiate or settle any litigation, arbitration or administrative proceedings;

(8)	Take any action that may lead to the failure to meet any delivery preconditions stipulated in the transaction documents according to reasonable expectations, and take other actions that may bring real or potential adverse effects to the transactions under the transaction documents (including but not limited to making the statements or guarantees contained in this Agreement inaccurate or incorrect in any material respect);

(9)	Transfer the book cash of the target company through various means;

(10)	Make any arrangement, commitment or agreement on any of the above matters.

6.1.2	The right to consult and know. From the signing date to the delivery date, the undertaking party shall assist the transferee in obtaining any information about the finance and operation of the target company that it reasonably requests. In addition, the undertaking party shall immediately notify the transferee of any litigation, arbitration or administrative procedure related to the target equity or the assets, finance and/or income of the target company. The right of inspection provided to the transferee under this agreement and the transferee’s knowledge and review of the information provided will not affect or limit any statement and guarantee made by the promisor under this agreement in any way.

6.1.3	Negotiation with the transferee. Subject to the provisions of Article 6.1.1 of this Agreement, from the signing date to the delivery date, the undertaking party shall immediately inform the transferee in writing of the following information it has learned and discuss it with the transferee: All events, circumstances, facts and circumstances that will or can reasonably be expected to cause any delivery preconditions to be unsatisfied, or may cause the promisee to violate its statements or guarantees or commitments in the transaction documents.

6.1.4	Waiver and immunity. The Transferor confirms and agrees that at the closing date of this transaction, it waives any right requests, demands, claims or claims (if any) enjoyed by the Target Company, and the Target Company has no unfulfilled obligations or responsibilities to the Transferor.

6.1.5	Industrial and commercial change registration. The transferor shall urge the target company and the target company to complete the industrial and commercial change registration in the corresponding market supervision and administration department for this transaction according to the instructions of the transferee within [forty-five (45)] working days from the effective date of signing this agreement (“signing date”), and obtain a new business license issued by the corresponding market supervision and administration department (the industrial and commercial change registration shall be based on the transferee paying the “Transfer Consideration I” agreed in Article 3.1.4 of this agreement). Industrial and commercial change registration shall reflect: (i) After the change of the target company, the shareholder and shareholding structure shall be as follows: The transferee or its designated related party holds 100% equity of the target company; (ii) The articles of association of the new company shall be filed and registered; And (iii) the resignation of the original key personnel of the target company and the selection and registration of new key personnel. In the process of handling the industrial and commercial change registration with the corresponding market supervision and administration department for this transaction under the transaction documents, the undertaking party shall provide and/or sign the documents (“industrial and commercial registration documents”) required for handling the industrial and commercial change registration. The parties confirm that the substantive terms of the industrial and commercial registration documents shall be consistent with this agreement, but if there is any conflict between the industrial and commercial registration documents and this agreement, the agreement shall prevail. The parties further confirm that under the circumstance that the transferee designates its related parties to hold 100% equity of the target company, the prerequisite for the target company to complete the above-mentioned industrial and commercial change registration is that all parties have signed a written supplementary agreement on these changes in form and content satisfactory to all parties.

6.1.6	Obligation to cooperate. The undertaking party shall do its best to take or cause all necessary actions, provide all necessary documents and cooperation, (i) assist the transferee to take over the target company as soon as possible after the delivery date; (ii) Assist the transferee to complete the relevant follow-up matters (if any) caused by the change of the transaction of the target company as soon as possible after the delivery date. The commitment party promises that, in addition to the aforementioned cooperation obligations, if the target company has any other matters that need to be connected or communicated with government departments or any third party (for the avoidance of doubt, whether these matters occur before or after the delivery date), and these matters involve this transaction, or involve any matters of the target company and/or the commitment party before the delivery date, the commitment party shall do its utmost to take or urge all necessary actions, provide all necessary documents and cooperation, and assist the transferee and the target.

6.2	Commitment of the Transferee.

6.2.1	The transferee promises that it will fulfill any commitments it has made to the transferor and its related parties in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

6.2.2	The transferee promises to fulfill the obligation to pay the Transfer Consideration in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

Article 7 Premise of Delivery

7.1	Prerequisites for delivery by the transferee. The transferee shall complete the obligations under Article 3.1 and the obligations (if any) confirmed by all parties in writing on the delivery date, on the premise that all the following conditions are met, or the transferee decides to waive them in writing in advance.

7.1.1	Sign the transaction documents. Each party has duly signed the transaction documents of which it is a party and delivered the signed transaction documents to the transferee.

7.1.2	Representations, warranties and commitments. The statements and warranties of the parties in this agreement are true, accurate, complete and not misleading in all aspects from the signing date of this agreement (including the signing date of this agreement) to the delivery date (including the delivery date). All the promised parties in this agreement have fulfilled or abided by their major commitments, obligations and agreements under the transaction documents that should be fulfilled or abided by on or before the delivery date (in particular, the on-site handover procedures under Article 4.3 of this agreement should be completed).

7.1.3	There are no legal restrictions. There is no effective laws of China or other applicable laws or any agreement, contract or document that prohibits or restricts the completion of this transaction.

7.1.4	Approval procedure. The shareholders (meeting) and the board of directors/executive director of the target company have formally passed relevant written resolutions, (i) approving the signing, delivery and performance of the transaction documents, and waiving any other rights that may affect the transaction, such as their preemptive right, (ii) adopting the new articles of association of the target company (“the new articles of association”) that satisfy the transferee, (iii)Remove the current legal representative, person in charge, director (or executive director), supervisor, manager, enterprise contact person, financial director and other key personnel of the target company (“original key personnel resign”), and elect new legal representative, person in charge, directors (or executive director), supervisors and managers, enterprise contact person, financial director and other key personnel of each target company appointed by the transferee (“New Key Personnel Selection”). In addition, the Target Company has obtained or completed all the approvals, registrations, filing, consents or exemptions (if applicable) of the competent government departments and third parties required for signing, delivering and performing the transaction documents and completing the transactions under the transaction documents.

7.1.5	Change bank account. The commitment party has submitted an application to the bank according to the requirements of the transferee and completed the change of the reserved name stamp of all bank accounts of the target company to the reserved name stamp of the person designated by the transferee.

7.1.6	No major adverse changes. As of the delivery date, except for the matters already disclosed to the Transferee, there are no events, facts, conditions, changes or other circumstances (including but not limited to anything listed in Article 6.1.1 of this Agreement that the target company shall not do without the prior written consent of the transferee) that have had or may have a significant adverse impact on the equity, assets, financial status, liabilities and normal operation of the target company.

7.1.7	The approval procedure of the transferee. The transferee’s shareholders’ meeting (if applicable) and/or the board of directors have formally passed relevant written resolutions to approve the signing, delivery and performance of the transaction documents.

7.1.8	Letter of proof that the preconditions for delivery have been met. Each commitment party has signed and issued to the transferee a letter of proof that the preconditions for delivery are satisfied in the form and content as shown in Annex II to this Agreement, confirming that all the preconditions for delivery under this Article 7.1 have been satisfied.

7.2	The commitment party shall ensure that the preconditions for delivery mentioned in Article 7.1 of this Agreement are met as soon as possible, and the delivery date is in any case not later than November 25, 2025 or other time agreed by the transferor and the transferee (the “delivery deadline”). After the signing of this agreement, if any of the delivery preconditions mentioned in Article 7.1 of this agreement are not met before the delivery deadline or the transferee is exempted in writing, the transferee has the right to terminate this agreement by written notice in accordance with Article 9 of this agreement.

Article 8 Breach of Contract and Compensation

8.1	General liability for breach of contract. If either party violates any statement, warranty, commitment, agreement or other provisions under this Agreement, or any statement/warranty made by any party under this Agreement is untrue, inaccurate, incomplete or misleading, thus causing the other party to bear any expenses, responsibilities or suffer any losses (“compensable losses”), the breaching party or the party making false statements shall compensate the other party for all the compensable losses.

8.2	Specific liability for breach of contract. The committing parties respectively and jointly agree that for any compensable losses suffered, suffered or incurred by the transferee and/or (if the delivery occurs) the target company directly or indirectly in connection with or due to the following matters, or against the above-mentioned parties and/or their affiliates, directors, partners, shareholders, employees, agents and representatives (collectively referred to as “indemnified persons”), the committing parties shall jointly compensate the indemnified persons, provide defense for the indemnified persons and hold them harmless:

8.2.1	Any obligation, responsibility, fine or punishment borne by the compensated person due to this transaction.

8.2.2	Any loans, debts, liabilities, guarantees, or other contingent liabilities of the Target Companies that arose from or originated on or before the Closing Date and were not disclosed to the Transferee.

8.2.3	The following acts of the transferor or the target company before the delivery date: (i) Violation of laws of China, anti-corruption laws or other applicable laws and regulations or any approval; (ii) Violate any contract and agreement to which it is a party or which is binding on it; (iii) Infringe on the rights and interests of any third party (including but not limited to intellectual property rights, trade secrets and personal privacy information); (iv) Failing to declare, pay in full, withhold or pay in compliance with the laws of China any due taxes (including but not limited to value-added tax, cultural undertakings construction fees), social insurance and housing provident fund (including but not limited to any fines, surcharges, fines and interest related to taxes, social insurance and housing provident fund).

8.3	The Transferor hereby confirms, agrees and promises that it shall not claim compensation from the Target Company for the compensation claimed by the Indemnitee under this Agreement, and it shall not require the Target Company to compensate any compensation or compensation paid by it to the Indemnitee under this Agreement.

Article 9 Termination of Agreement

9.1	Situation of Termination of Agreement

This agreement can be dissolved in the following ways:

9.1.1	The parties to this agreement shall jointly agree in writing to terminate the agreement and determine the effective time of termination;

9.1.2	Before the delivery date, any party (unless otherwise agreed in the following clauses) may notify the other party in writing to terminate this Agreement when the following circumstances occur:

(1)	As far as the transferee has the right to terminate this agreement, the delivery preconditions agreed in Article 7.1 of this agreement have not been met before the delivery deadline and the transferee has not been exempted in writing;

(2)	The statement or guarantee of any other party is untrue, inaccurate, incomplete, omitted or misleading at the time of making or the delivery date, and has had or may have a significant adverse impact on the target company or the parties’ performance of this agreement or the completion of this transaction;

(3)	Any other party to this Agreement commits a major breach of contract, and the breaching party fails to correct the breach of contract within thirty (30) days after receiving the notice from the transferee requesting correction;

(4)	Any other party to this Agreement enters into any voluntary or compulsory bankruptcy proceedings (unless such proceedings are cancelled within 90 days after the commencement), or any other party is declared bankrupt by the court or other government agencies;

(5)	Due to force majeure, the performance of this agreement has been seriously disturbed for more than 6 months; or

(6)	Major changes in any applicable laws of China or the interpretations, or revisions, supplements or revocations of any applicable laws and regulations or the interpretations by any government agency, which leads to the failure to achieve the main purpose under this Agreement or the failure of the transferee to realize the main interests under this Agreement.

9.2	Effect of Termination of Agreement

9.2.1	Unless otherwise agreed in this agreement, when this agreement is dissolved in accordance with any of the above-mentioned clauses 9.1, this agreement will be null and void, but Articles 8 to 12 of this agreement will remain valid.

9.2.2	Unless otherwise agreed in this Agreement, after the dissolution of this Agreement, all parties to this Agreement shall do their best to restore the status before the signing of this Agreement within thirty (30) days or other periods confirmed by the parties, including but not limited to the transferee’s transfer of the target equity to the transferor, and the transferor shall and shall ensure that the transferor designates the subject (1) to return the received equity for consideration to the transferor; And (2) with the consent of the transferee, return the Transfer Consideration corresponding to the converted consideration equity to the bank account designated by the transferee. The dissolution of this Agreement shall not affect any party’s right to compensation or compensation under this Agreement.

Article 10 Force Majeure

10.1	If either party fails to perform or cannot fully perform this Agreement directly due to earthquake, typhoon, flood, fire, epidemic disease, war, riot, hostile action, public unrest, strike, plague, serious infectious disease and any other unforeseeable and unavoidable force majeure event (“Force Majeure”), the party affected by the above force majeure will not perform or partially perform this Agreement. However, the affected party shall immediately and without delay send a written notice to the other parties in accordance with the notification method agreed in Article 12.8 of this Agreement, and shall provide the details of the force majeure event to the other parties within fifteen days after sending the written notice, explaining the reasons for its failure to perform, partial failure to perform or delay in performance.

10.2	If the party claiming force majeure fails to notify other parties and provide appropriate proof according to the above provisions, it shall not be exempted from the responsibility of failing to fulfil its obligations under this agreement. The party affected by the force majeure shall make reasonable efforts to reduce the consequences caused by the force majeure and resume performing all relevant obligations as soon as possible after the termination of the force majeure. If the party affected by force majeure fails to resume the performance of the relevant obligations after the reasons for temporarily exempting the performance of the obligations due to force majeure disappear, the party shall be liable to the other parties.

10.3	When force majeure occurs, all parties shall immediately consult with each other in order to reach a fair solution and shall make all reasonable efforts to minimize the consequences caused by the force majeure.

Article 11 Privacy Policy

11.1	Each party shall keep confidential the fact that each party has signed this Agreement and the terms of this Agreement, as well as the confidential information, technical secrets of the other party and any oral or written materials exchanged by each other in preparing or performing the transaction documents during the validity period of the transaction documents, and shall not disclose the aforementioned information to any third party.

11.2	The transferor and its respective shareholders, partners and actual shareholders understand that after the delivery date, trade secrets are extremely important to the target company and/or the transferee, and the disclosure of such trade secrets may directly or indirectly benefit the competitors of the target company and/or the transferee, and damage the interests of the target company and/or the transferee and/or their respective related parties. Therefore, the transferor agrees that after the signing of this agreement, except for the purpose of promoting the performance of the obligations of the transferor and the target company under this agreement, the transferor shall, and shall urge its respective related parties, as well as its respective directors, managers, employees, accountants, consultants, representatives and agents, to keep all trade secrets confidential, and take all reasonable measures to protect the confidentiality of trade secrets and avoid their disclosure and use, so as to prevent trade secrets from entering the public domain or being unauthorized. After the delivery, without the prior written consent of the transferee, the promisor and the transferor shall not, and urge their respective shareholders, partners and actual rights holders not, disclose, copy or use the trade secrets in any way, and shall fulfill the delivery obligations to the transferee as agreed in Article 4 of this Agreement, or delete or destroy any articles or carriers containing or abstracting the trade secrets as required by the transferee.

11.3	The transferee agrees that before the delivery date, except for the purpose of promoting the performance of its obligations under this Agreement, the transferee shall and shall urge its related parties, directors, managers, employees, accountants, consultants, representatives and agents to keep all business secrets confidential.

11.4	The above restrictions do not apply to: (i) The information is known to the public at the time of disclosure; (ii) The information is disclosed with the prior written consent of the other party; (iii) Disclosed by one party to its related parties, directors, managers, employees, accountants, consultants, representatives and agents who agree to perform confidentiality obligations for the purpose of performing transactions under this Agreement; (iv) One party shall disclose it according to the requirements of the government department or stock exchange that has jurisdiction over it. If feasible, within a reasonable time before making the above disclosure, the disclosing party shall negotiate with other parties about the disclosure, and seek to treat the disclosure as confidential as possible as reasonably requested by other parties.

11.5	Without the prior written consent of each party, neither party shall issue any press release, announcement or other public disclosure on this transaction.

Article 12 Other Agreements

12.1	Effective date. This agreement shall come into force on the date stated at the beginning of this agreement after it is formally signed by all parties (in which the natural person must sign by himself and the corporate legal person or other non-natural person entity must affix its official seal), which constitutes legal, effective and binding rights and obligations for all parties and can be enforced according to the terms of this agreement.

12.2	Applicable law. The signing, entry into force, performance, interpretation, termination and dispute settlement of this Agreement shall be governed by the laws of People’s Republic of China (PRC) (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province).

12.3	Dispute resolution. Any dispute, controversy or complaint arising from or related to this Agreement or its interpretation, violation, termination or validity shall be settled through consultation. These negotiations shall begin immediately when one party to this Agreement requests the other party to settle the dispute through negotiation in writing. If negotiation fails, either party may submit the dispute to the courts of the Hong Kong Special Administrative Region for litigation. Unless otherwise agreed in writing by both parties, the courts of the Hong Kong Special Administrative Region shall have non-exclusive jurisdiction over all disputes under this contract. The jurisdiction agreement in this article shall not affect the right of either party to bring a lawsuit to other courts with jurisdiction within the scope permitted by applicable laws. This agreement shall remain in full force and effect in all aspects except litigation matters during the legal proceedings under this article. Except for the obligations involved in litigation, each party shall continue to perform its obligations and exercise its rights under this agreement.

12.4	Short version of the agreement. Each party agrees that in order to handle the government procedures related to this transaction, each party shall negotiate in good faith to sign other contracts, agreements or documents related to the matters under this agreement (including but not limited to the simplified equity transfer agreement and other documents signed according to the requirements of the market supervision and management department and/or tax declaration, if applicable), but in case of any contradiction or inconsistency between these contracts, agreements or documents and this agreement, this agreement shall prevail.

12.5	Overall agreement. This agreement is the overall agreement reached between the parties to this agreement on the matters involved in this agreement, replacing all oral or written, express or implied agreements, agreements, statements and conditions made before the signing of this agreement.

12.6	Abstain. Neither party’s failure to exercise or delay in exercising any rights or remedies stipulated in this Agreement and its amendment or supplementary agreement shall constitute or be deemed as a waiver; Any single or partial exercise of the above rights and remedies should not hinder the further exercise of the rights and remedies.

12.7	Separability. If any provision in this Agreement is judged to be illegal, invalid or unenforceable, all parties agree that the provision shall be enforced to the maximum extent possible to realize the intention of all parties, and the validity, legality and enforceability of all other provisions in this Agreement will not be impaired in any way. If it is necessary to make the intentions of the parties effective, the parties will negotiate in good faith to amend the agreement and replace the unenforceable words with words that are as close as possible to the above intentions and can be enforced.

12.8	Notice. Any notice or other communication (“notice”) related to this Agreement sent by one party to the other party shall be in written form and delivered to the notified party at the following mailing address or mailing number or email address, and the names of the following contacts shall be indicated to constitute an effective notice. The delivery time of various communication modes listed in the next paragraph shall be determined in the following ways: (i) The notice presented in person shall be deemed to have been delivered when the notified person signs for it; (ii) Notices that can be sent by mail shall be sent by registered express mail or express mail. Registered express mail shall be deemed as delivered on the seventh (7) day after posting, and express mail shall be deemed as delivered when the notified person signs for it. (iii) A notice sent by email is deemed to have actually been delivered when the email reaches the recipient’s email system. If the above mailing address or notification method of any party changes (the “changing party”), the changing party shall notify the other party within seven (7) days after the change. If the changing party fails to notify in time as agreed, the changing party shall bear the losses caused thereby.

Transferor AGM Technology Limited

Address:ROOM 1201, 12/F., CONNAUGHT COMMERCIAL BUILDING,

185 WANCHAI ROAD, WAN CHAI, HONG KONG

Tel: +86 17630209444

Contact Person: Wang Lin

Target Company (Prior to delivery) Tianjin Angaomeng Construction Development Co., Ltd.

Address: Room 31096, Doors 3 & 4, Building 1, Haigang Entrepreneurship Park,

Lingang Economic Zone, Binhai New Area, Tianjin, China

Tel: +86 17630209444

Contact Person: Wang Lin

Target Company (Prior to delivery)

Beijing Angaomeng Technology Services Co., Ltd.

Address: Room 3109, 1st Floor, Zone C, No. 205, Dongxiaojing Industrial Park,

Dongba Township, Chaoyang District, Beijing, China

Tel: +86 17630209444

Contact Person: Wang Lin

Transferee and Target Company (After Delivery) Huai’an Qiguangdian Network Technology Co., Ltd.

Address: 218-14 Jiefang West Road, Qingjiangpu District, Huai’an City, China

Tel: +86 13357960092

Contact Person: Cui Huaming

12.9	Use of names. Without the prior written consent of the other party, neither party shall use, publish or copy the name of the other party or any of its related parties or any similar company name, trade name, trademark, product or service name, domain name, logo, logo or special description to enable a third party to identify the other party or any of its related parties for any marketing, advertising, promotion or other purposes.

12.10	Transfer and Assignment. This Agreement shall be valid for the successors and assignees of all parties, and the above-mentioned successors and assignees may enjoy the rights and interests and undertake the obligations under this Agreement. The transferee has the right to assign and transfer its rights, interests and obligations under this agreement and other transaction documents to its related parties. Without the prior written consent of the transferee, no other party may assign or transfer any of its rights or obligations under this Agreement.

12.11	Amendments and supplements to this agreement. All parties shall amend and supplement this agreement in the form of written agreement. The modification agreement and supplementary agreement signed by all parties concerned are an integral part of this agreement and have the same legal effect as this agreement.

12.12	Attachment. Annexes to this Agreement are an integral part of this Agreement, and they are complementary to the main body of this Agreement and have the same legal effect. In case of any conflict between annexes to this Agreement and this Agreement, the agreement in the main body of this Agreement shall prevail and shall be modified accordingly.

12.13	Language and text. This agreement is made in English. This agreement can be signed in multiple copies, each of which has the same legal effect.

(There is no text below this page)

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Target company:

AGM Tianjin Construction Development Co., Ltd. (Stamp)

Signature:
Name:	Wang Lin
Position:	Legal Representative and Executive Director

Signature Page of the Equity Transfer Agreement in respect of Tianjin AnGaoMeng Construction Development Co., Ltd. and Beijing AnGaoMeng Technology Service Co., Ltd.

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Target company:

Beijing AnGaoMeng Technology Service Co., Ltd. (Stamp)

Signature:
Name:	Gao Rui
Position:	Legal Representative, Executive Director, General Manager, and Chief Financial Officer

Signature Page of the Equity Transfer Agreement in respect of Tianjin AnGaoMeng Construction Development Co., Ltd. and Beijing AnGaoMeng Technology Service Co., Ltd.

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferor:

AGM TECHNOLOGY LIMITED (Stamp)

By(print):
Name:
Title:

Signature Page of the Equity Transfer Agreement in respect of Tianjin AnGaoMeng Construction Development Co., Ltd. and Beijing AnGaoMeng Technology Service Co., Ltd.

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferee:

Huai’an Qiguangdian Network Technology Co., Ltd. (Stamp)

By(print):
Name:
Title:

Signature Page of the Equity Transfer Agreement in respect of Tianjin AnGaoMeng Construction Development Co., Ltd. and Beijing AnGaoMeng Technology Service Co., Ltd.

Annex I Ownership Structure of the Target Company

Part I Ownership Structure of Target Company before Delivery Date

As of the date of this Agreement, the equity structure of AGM Tianjin Construction Development Co., Ltd. is as follows:

	Shareholder	Subscription of registered capital (RMB/ ten thousand)	Shareholding ratio	Remarks
1.	AGM Technology Limited	100	100.00%	Transferor
Total		100	100.00%	—

The equity structure of Beijing AnGaoMeng Technology Service Co., Ltd. is as follows:

	Shareholder	Subscription of registered capital (RMB/ ten thousand)	Shareholding ratio	Remarks
1.	AGM Tianjin	500	100.00%	—
Total		500	100.00%	—

Part II Ownership Structure of the Target Company from the Delivery Date

As of the Closing Date, the equity structure of Tianjin AnGaoMeng Construction Development Co., Ltd. is as follows:

	Shareholder	Subscription of registered capital (RMB/ ten thousand)	Shareholding ratio	Remarks
1.	Huai’an Qiguangdian Network Technology Co., Ltd.	100	100.00%	Transferee
Total		100	100.00%	—

As of the Closing Date, the equity structure of Beijing AnGaoMeng Technology Service Co., Ltd. is as follows:

	Shareholder	Subscription of registered capital (RMB/ ten thousand)	Shareholding ratio	Remarks
1.	AGM Tianjin	500	100.00%	—
Total		500	100.00%	—

Annex

Annex II Letter of Proof that the Preconditions for Delivery are Met

Pursuant to Section 7.1.9 of the Equity Transfer Agreement dated July 28, 2025 (the“Equity Transfer Agreement”) entered into by and among Tianjin AnGaoMeng Construction Development Co., Ltd., Beijing AnGaoMeng Technology Service Co., Ltd. (collectively, the “Target Companies”), AGM Technology Limited (the “Transferor”), Huai’an Qiguangdian Network Technology Co., Ltd. (the “Transferee”), and other relevant parties, the Undertaking Party hereby issues this Certificate of Satisfaction of Closing Conditions (this “Certificate”) to certify the following matters:：

1.	From the signing date of the equity transfer agreement to the date of issuance of this certificate, the statements and guarantees made by the promisor in Article 5 of the equity transfer agreement are completely true, complete, accurate and effective in all important aspects, without any misleading or omission;

2.	As of the date of issuance of this Certificate, all delivery preconditions under Article 7.1 of the equity transfer agreement (except Article 7.1.8, which are confirmed by the transferee) have been met.

Terms not specifically defined in this certificate have the same meanings as those in the equity transfer agreement and its annexes.

In view of this, the following parties signed this certificate on ____ _______ (date). This certificate shall come into effect as of the date of signing.

[There is no text below this page, it is a signature page]

AGM TECHNOLOGY LIMITED (Stamp)

By(print):
Name:
Title:

AGM Tianjin Construction Development Co., Ltd.( Stamp)		Beijing AnGaoMeng Technology Service Co., Ltd. ( Stamp)

Signature:		Signature:
Name:	Wang Lin	Name:	Gao Rui
Title:	Legal Representative and Executive Director	Title:	Legal Representative, Executive Director, General Manager, and Chief Financial Officer

Annex